SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Mahony, Jr., Emon A. (Last) (First) (Middle) 10701 Hunters Point Road (Street) Fort Smith, AR 72903 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2000 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/04/2000	R	1 | A | $79.3750		I	By Spouse
Common Stock	01/04/2000	R	5 | A | $79.3750		I	By Spouse
Common Stock	04/04/2000	R	1 | A | $64.1250		I	By Spouse
Common Stock	04/04/2000	R	7 | A | $64.1250		I	By Spouse
Common Stock	07/05/2000	R	1 | A | $62.8750		I	By Spouse
Common Stock	07/05/2000	R	7 | A | $62.8750		I	By Spouse
Common Stock	10/04/2000	R	1 | A | $52.3750		I	By Spouse
Common Stock	10/04/2000	R	8 | A | $52.3750	2,595	I	By Spouse
Common Stock				44,004	D
Common Stock				1,200	I	By Custodian for Daughter
Common Stock				6,066	I	By Trustee for Daughter
Common Stock				2,360	I	By Trustee for Son

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Mahony, Jr., Emon A. - December 2000
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option	$30.0000					Common Stock - 0		3,500	D
Non-Qualified Stock Option	$32.5000					Common Stock - 0		2,000	D
Non-Qualified Stock Option	$26.2500					Common Stock - 0		10,000	D
Non-Qualified Stock Option	$25.3750					Common Stock - 0		2,000	D
Non-Qualified Stock Option	$44.9375					Common Stock - 0		4,500	D
Non-Qualified Stock Option	$70.7500					Common Stock - 0		5,500	D
Non-Qualified Stock Option	$65.1250					Common Stock - 6,500		6,500	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Emon A. Mahony, Jr. Page 2 SEC 2270 (3-99)